# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 10/06/2025
Amends the filing with accession number 0001493152-24-033474
Filed by CIK 0002034617
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F.,No. 61, Sec. 4, New Taipei Bouleva,, Xinzhuang District, New Taipei City 242, Taiwan (F5), F5, 886-37-581999

## Reporting persons
- Taiwan Carbon Nano Technology Corporation (CIK 0002034617): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,037,206; sole dispositive power 1,037,206; shared dispositive power 0; aggregate amount beneficially owned 1,037,206 (21.79% of the class)
  Comment: The number of securities in Row 7 includes, after giving effect to the one-for-five reverse stock split of the Issuer's common stock effected on June 30, 2025 (the "June 2025 Reverse Split"),1,037,206 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the "Issuer"), owned directly by Taiwan Carbon Nano Technology Corporation ("TCNT"), which are subject to a voting agreement between TCNT and Ainos Inc., a Cayman Islands corporation ("Ainos KY"). The percentage in Row 13 is based on 4,759,021 shares of Common Stock outstanding as of September 5, 2025 as set forth in the prospectus supplement of the Issuer filed with the SEC on September 5, 2025, 2025.
  
  Except as set forth below, there are no changes to the information set forth in the Statement.
  
  Items 2, 3, 4, 5 and 6 of the Statement are hereby amended as follows:

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: (a-b) This Schedule is being filed by Taiwan Carbon Nano Technology Corporation ("TCNT"), a Taiwanese corporation.
Residence or business address: The principal executive office of TCNT is at 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 302 , Taiwan (R.O.C.).
Present principal occupation or employment: The principal business of TCNT includes the development of advanced materials for industrial and medical device applications.
Criminal convictions in the last five years: During the last five years, none of the reporting person nor any director or executive officer of the reporting person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting person nor any director or executive officer of reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The reporting person is organized in Taiwan, Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 6, 2024, the Issuer entered into the License Agreement with TCNT. Pursuant to the License Agreement, TCNT has agreed to assign and grant, and the Company has agreed to accept, an exclusive, irrevocable, and perpetual license of certain invention patents and patent applications related to gas sensors and medical devices (the "Licensed Patents"), in exchange for 5,500,000 shares of the Common Stock, at a price per share of 1.05 times the highest closing sale price of the Common Stock during the 30-trading day period preceding the effective date of the License Agreement. On August 15, 2024, the Issuer issued the 5,500,000 shares to TCNT pursuant to the License Agreement. On June 30, 2025, the Issuer effected an one-for-five reverse stock split of its common stock. From June 25, 2025 through October 6, 2025, TCNT sold a total of 62,794 shares of the issuer's common stock.

## Item 4. Purpose of Transaction
Purpose of transaction: TCNT sold the shares of the issuer's common stock for general operating purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 1.
Transactions in the class effected during the past sixty days:
Since the most recent filing of Schedule 13D on August 21, 2024, the following transactions have occurred:

From June 25, 2025 through October 6, 2025, TCNT sold a total of 62,794 shares of the issuer's common stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the parties to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares (other than their respective records owner).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
TCNT directly holds 1,037,206 shares of Common Stock.

As previously disclosed, effective August 15, 2024, Ainos Inc., a Cayman Islands company ("Ainos KY") and TCNT entered into a voting agreement (the "Voting Agreement") with respect to the voting stock of the Issuer held by TCNT. Pursuant to the Voting Agreement, TCNT has agreed to vote all of the voting stock of the Company that is current owns or will acquire in the future in the manner determined by Ainos KY in its sole discretion. The Voting Agreement may only be terminated if (i) Ainos KY directly holds less than 10% of the shares of the Issuer; or (ii) when Ainos KY directly holds shares which have less than 10% of the voting power in the Issuer. This voting agreement will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer; or when the stockholder ceases to be subject to the obligations under Section 16 of the Securities Exchange Act of 1934, as amended, if applicable.

Except as set forth herein, the reporting person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Taiwan Carbon Nano Technology Corporation: /s/ Chun-Hsien Tsai, Chairman, Chief Executive Officer (10/09/2025)